UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 5)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Inco Limited (“Inco”) on August 15, 2006 and amended on August 16, August 21, August 29 and September 5, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9. Inco’s board of directors has prepared a Notice of Change to the Directors’ Circular dated September 25, 2006 (the “Notice of Change”), as well as a supplement thereto dated September 25, 2006 (the “Supplement”), pursuant to applicable securities laws in Canada. The Notice of Change and related supplement, which will be mailed to Inco shareholders on or about September 25, 2006, are filed as Exhibit (a)(9) and (a)(10), respectively, to this Statement and are incorporated herein by reference in its entirety.
Item 3.  Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 is hereby amended and supplemented by adding the following hereto:
     Inco has entered into an escrow agreement with CIBC Mellon Trust Company in respect of the amounts payable to certain employees upon a change of control of Inco pursuant to the arrangements described under “Arrangements Between Inco and Its Directors and Senior Officers — Personnel Retention Program” and “Arrangements Between Inco and Its Directors and Senior Officers — Management Incentive Payments” in the Directors’ Circular, including the bonuses described above. The escrow agreement generally provides that Inco will deposit with the escrow agent the amounts payable under such arrangements not later than one day prior to the anticipated date that (i) the offeror will issue a press release announcing that the conditions of a take-over bid in respect of Inco are satisfied or (ii) Inco can confirm that the amounts are payable. Upon the receipt by the escrow agent of such press release or such confirmation, the escrow agent will pay the escrowed amount as provided in the escrow agreement.
     The escrow agreement between Inco and CIBC Mellon Trust Company, as escrow agent, is attached hereto as Exhibit (e)(15) and is incorporated in its entirety herein by reference.
     Inco has entered into an Indemnity Agreement with each of Simon A. Fish (Executive Vice President, General Counsel and Secretary), Robert D.J. Davies (Vice-President and Chief Financial Officer) and each of Inco’s non-employee directors. The agreement generally provides for the indemnification of the indemnified party from and against any and all losses which the indemnified party may reasonably suffer in respect of any claim in which the indemnified party is involved because of his or her association with Inco, any of its subsidiaries or any “other entity” to which the indemnified party was requested by Inco to serve as a duly appointed director or officer or similar position. The indemnity will be available if the indemnified party was acting honestly and in good faith with a view to the best interest of Inco or the other entity, and, in the case of a criminal or administrative action that is enforced by monetary penalty, the indemnified party had reasonable grounds for believing that his or her conduct was lawful. The Indemnity Agreement also generally requires that Inco maintain directors’ and officers’ insurance policies and pay the related premiums.
     The form of Indemnity Agreement is attached hereto as Exhibit (e)(16) and is incorporated herein by reference.
     Item 3 is hereby further amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the heading “Arrangements Between Inco and Its Directors and Senior Officers” is incorporated herein by reference.
     The form of amendment to the 1993 Inco Key Employee Incentive Plan, the 1997 Inco Limited Key Employee Incentive Plan, the 2001 Inco Limited Key Employee Incentive Plan, the 2005 Inco Limited Key Employee Incentive Plan and the 2002 Non-Employee Director Share Option Plan (together, the “Plans”), as described under the heading “Arrangements Between Inco and Its Directors and Senior Officers” is attached as Exhibit (e)(17) hereto.
Item 4.  The Solicitation or Recommendation.
(a)  Solicitation/Recommendation
     Item 4(a) is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the headings “Recommendation of the Board of Directors” and “Reasons for the Recommendation” is incorporated herein by reference.

(b)  Reasons for the Recommendation
     Item 4(b) is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the headings “Recommendation of the Board of Directors” and “Reasons for the Recommendation” is incorporated herein by reference.
     The written opinions, dated September 24, 2006, of Morgan Stanley, RBC Capital Markets and Goldman, Sachs & Co., discussed under the heading “Reasons For the Recommendation” in the Notice of Change, are attached hereto as Exhibits (a)(12), (a)(13) and (a)(14), respectively.
(c)  Intent to Tender
     Item 4(c) is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the heading “Intentions of Directors and Senior Officers With Respect to the Offer” is incorporated herein by reference.
Item 7.  Purposes of the Transaction and Plans or Proposals.
     Item 7 is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the heading “Reasons for the Recommendation” and “Recent Developments” is incorporated herein by reference.
Item 8.  Additional Information.
     Item 8 is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the headings “Caution Regarding Forward-Looking Statements”, “Currency”, “Currency Exchange Rate Information”, “Notice of Change to Directors’ Circular”, “Intentions With Respect to the Offer”, “Other Information”, “Material Changes”, “Other Matters”, “Statutory Rights”, “Directors’ Approval” and “Certificate” is incorporated herein by reference.
     The information set forth in the Supplement under the heading “Recent Developments” is incorporated herein by reference.
Item 9.  Exhibits.
     Item 9 is hereby amended and supplemented by adding the following hereto:
(a)(9)	Notice of Change, dated September 25, 2006.

(a)(10)	Supplement to Notice of Change, dated September 25, 2006.

(a)(11)	Press release dated September 25, 2006.

(a)(12)	Opinion of Morgan Stanley.

(a)(13)	Opinion of RBC Capital Markets.

(a)(14)	Opinion of Goldman, Sachs & Co.

(e)(15)	Escrow Agreement made as of September 25, 2006, between Inco and CIBC Mellon Trust Company, as escrow agent.

(e)(16)	Form of Indemnity Agreement.

(e)(17)	Form of amendment to the Plans.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Simon A. Fish

Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
September 25, 2006